August 3, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	H. Christopher Owings

Charles Lee

Catherine T. Brown

Jim Allegretto

Andrew Blume

Re:	WageWorks, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed August 1, 2011
File No. 333-173709

Ladies and Gentlemen:

On behalf of WageWorks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 2, 2011, relating to the Company’s Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-173709) filed with the Commission on August 1, 2011.

The Company is concurrently filing via EDGAR Amendment No. 6 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies of Amendment No. 6.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Prospectus Summary, page 2

Recent Developments, page 3

1.          We note that you have presented finalized revenues, income from operations, net income, and adjusted EBITDA for the quarter and year-to-date periods ended June 30, 2011. Such key derived

Securities and Exchange Commission

August 3, 2011

information indicates that financial statements for the most recently completed quarter are available. Please note that if your financial statements for the most recently completed period are available prior to the effective date of your filing, they must be included in your filing. Accordingly, please amend your filing to update your financial statements for the period ending June 30, 2011. If you believe financial statements are unavailable, despite finalized statement of operations data, please explain in detail why you can provide only partial data at this time and the specific reason(s) that financial statements are unavailable. We may have further substantive comment upon receipt of your supplemental response.

In response to the Staff’s comment and pursuant to conversations with the Staff, the Company has revised Amendment No. 6 to include its financial statements for the period ending June 30, 2011.

* * * * *

Securities and Exchange Commission

August 3, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 6 to David J. Segre or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

Enclosures

cc (w/encl.):

Joseph L. Jackson

Kimberly L. Jackson

WageWorks, Inc.

David J. Segre

Todd C. Carpenter

Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman

Tad J. Freese

Latham & Watkins LLP

Conor Moore

David M. Rae

KPMG LLP